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                             LIST OF SUBSIDIARIES

                      SUBSIDIARIES OF HUBCO, INC.:

Hudson United Bank, organized under the banking laws of the State of New
Jersey.

HUB Financial Services, Inc., organized under the New Jersey Business Corporation Act.

                    SUBSIDIARIES OF HUDSON UNITED BANK:

Hendrik Hudson Corp. of New Jersey, organized under the New Jersey Business Corporation Act.

Lafayette Development Corp., organized under the New Jersey Business Corporation Act.